SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

PERSBERICHT – PERSBERICHT – PERSBERICHT – PERSBERICHT – PERSBERICHT

COMMUNIQUE DE PRESSE – COMMUNIQUE DE PRESSE – COMMUNIQUE DE PRESSE

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

Final Results Exchange Offer

for KLM Common Shares by Air France

Paris, France and Amstelveen, The Netherlands, May 24, 2004

With reference to the offer and listing documentation made available on 5 April 2004 and further to their earlier press release of 4 May 2004, Air France and KLM announce that holders of KLM Common Shares had tendered a total of 45,093,299 KLM Common Shares, representing approximately 96.33% of all KLM Common Shares, in the exchange offer for all outstanding KLM Common Shares (the “Offer”), at the expiry of the subsequent offering period of the Offer on 21 May 2004 (3:00 pm Amsterdam time and 9:00 am New York City time). During the subsequent offering period, holders of KLM Common Shares had tendered 3,412,427 KLM Common Shares, representing approximately 7.3% of all KLM Common Shares.

Air France and KLM have requested that Euronext Amsterdam de-list the KLM Common Shares from Euronext Amsterdam. De-listing of the KLM Common Shares from Euronext Amsterdam is expected to take place shortly. Further announcements on the expected date of de-listing and the last trading day on Euronext Amsterdam for KLM Common Shares will follow in the coming days. Air France and KLM intend to request the de-listing the KLM New York Registry Shares from the New York Stock Exchange as soon as reasonably practicable.

In exchange for the tendered KLM Common Shares, Air France has issued a total of 49 602 629 new shares and 45,093,299 warrants, including 8,708,840 shares represented by American Depositary Shares (“ADSs”) and 7,917,127 warrants represented by American Depositary Warrants (“ADWs”). Including the issuance of new shares in the Offer, Air France’s capital comprises 269,383,516 shares, which are held as follows: French State: 44,07%, Air France employees 10,42%, public float 45,51% of which 18,4% by former holders of KLM Common Shares.

The Air France shares and warrants are listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange (in the form of ADSs and ADWs). The Air France warrants and ADWs have a maturity of three and a half years from May 6, 2004 and can be exercised starting November 6, 2005.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to

P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, the Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0) 1 41 56 88 60 – Fax: +33 (0) 1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com

PERSBERICHT – PERSBERICHT – PERSBERICHT – PERSBERICHT – PERSBERICHT

COMMUNIQUE DE PRESSE – COMMUNIQUE DE PRESSE – COMMUNIQUE DE PRESSE

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, the Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0) 1 41 56 88 60 – Fax: +33 (0) 1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: May 24, 2004	By	/s/ Dominique Barbarin

	Name:	Dominique Barbarin
	Title:	Head of Investor Relations